[EURONET LETTERHEAD]

VIA EDGAR TRANSMISSION

AND FEDERAL EXPRESS

October 9, 2008

Cecilia Blye

Office of Global Security Risk

U.S. Securities and Exchange Commission

100 F Street. N.E.

Washington, D.C. 20549

Re:	Euronet Worldwide, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

File No. 1-31648

Dear Ms. Blye:

Set forth below are the responses of Euronet Worldwide, Inc. (“Euronet”), to the comment letter, dated September 30, 2008 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Euronet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-31648).

For the convenience of the Staff, we have set forth below the text of the Staff’s comments from the Comment Letter in bold typeface followed by Euronet’s responses thereto.

General

1.         We note the references in your 10-K to the Middle East. We also note that there have been press stories reporting that Euronet Middle East entered into an agreement with Al Salam Bank-Bahrain. We also note in those reports that Al Salam Bank-Bahrain is partially owned by Al Salam Bank-Sudan, a Sudanese company. While your 10-K did not specifically mention Iran, Syria or Sudan, they are countries in that region and they have been identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Please describe for us any past, current, and anticipated operations in, or other contact with, Iran, Syria or Sudan. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment, and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.

RESPONSE:

Euronet Middle East (“ENME”) is a joint venture corporation in which we own 49% of the shares. As disclosed in our Form 10-K for the fiscal year ended December 31, 2007, since the formation of the joint venture we have accounted for the investment as an equity method investment, whereby the investment is reflected in “other assets” on the Company’s consolidated balance sheet and our share of the results are recorded in “income from unconsolidated affiliates” on the consolidated statement of income. Euronet has had past discussions and may have future discussions regarding the potential acquisition of the remaining 51% ownership in ENME. Should our ownership exceed 50%, or should we obtain other indicators of control over the joint venture, Euronet will consolidate the operations of ENME as required by U.S. generally accepted accounting principles.

We believe that neither ENME nor any other member of the Euronet group has had in the past, currently has, or anticipates having in the future, operations or business contacts in Iran, Syria or Sudan. We believe that neither ENME nor any other member of the Euronet group has provided any products, technologies, equipment or services in Iran, Syria or Sudan or entered into any agreements or commercial arrangements or had any business contacts with any entity in Iran, Syria or Sudan, including the governments or entities controlled by the governments of Iran, Syria or Sudan.

With respect to the agreement referenced in your comment, ENME is a party to an agreement with Al Salam Bank-Bahrain to provide services in Bahrain that was entered into during November 2006. The services provided to Al Salam Bank-Bahrain under this agreement consist of processing transactions from two automated teller machines in Bahrain, debit card management services for cards it issues in Bahrain (estimated to be 2000 cards) and certain gateway services by which transactions on its bank cards are routed through ENME’s processing center to Visa International for authorization. ENME does not provide any services under this contract to Al Salam Bank-Bahrain in Iran, Syria or Sudan.

According to information available to us, Al Salam Bank-Bahrain is a public company and the share of its capital owned by Al Salam Bank-Sudan is 2%. According to information available to us, it appears that Al Salam Bank-Sudan is also a public company and is not controlled by the government of Sudan. Neither Al Salam Bank-Bahrain nor Al Salam Bank-Sudan is on the Office of Foreign Assets Control (“OFAC”) list of Specially Designated Individuals or Blocked Persons. Based on this, we do not believe Euronet can in any way be considered to have business contacts with a company or country identified as a state sponsor of terrorism.

We note, finally, that Euronet Code of Business Conduct and Ethics, as well as the joint venture agreement creating ENME, expressly prohibits the conduct of business in any country or with any customer if the laws of the United States at any time prohibit such conduct of business in such country or with such customer.

2.         Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that various state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

RESPONSE:

We believe that neither Euronet nor ENME has ever recorded or realized any revenues or profits from operations in, or business with any entity formed or doing business in Iran, Syria or Sudan. Therefore, we do not believe that our operations in this regard constitute a material investment risk for our security holders. Additionally, based on disclosures contained in our filings with the Commission, we believe that our shareholders are aware of our global operations, including our operations in the Middle-East.

In response to your request for quantitative analysis, during the years ended December 31, 2006 and 2007, ENME recorded total revenues of $977,000 and $1,598,000, respectively, and net losses of $1,782,000 and $350,000, respectively. As of December 31, 2006 and 2007, ENME had total assets of $3,209,000 and $3,592,000, respectively, and had an accumulated deficit of $1,782,000 and $2,132,000, respectively. As discussed in our response to Comment No. 1 above, we have accounted for our investment in ENME using the equity method of accounting. Since the formation of the joint venture, we have contributed a total of $1,470,000, representing our 49% share of total contributed capital. As of December 31, 2007, our investment had been reduced to zero and Euronet has no obligation to provide additional debt or equity funding to ENME.

In consideration of its services under its contract with Al Salam Bank-Bahrain, ENME earned total revenues of $40,000 in 2006, the initial year of the contract, and $71,244 in 2007. We expect to earn total revenues for these services of approximately $120,000 during 2008. These revenues represent 4.1% and 4.5% of the total revenues recorded by ENME for the years ended December 31, 2006 and 2007, respectively, and are expected to represent approximately 6% of the revenues recorded by ENME for 2008.

In summary: i) we do not have any operations, do not generate revenues or profits and do not have assets related to activities in Iran, Syria or Sudan; ii) based on disclosures contained in our filings with the Commission, we believe that our shareholders are aware of our global operations, including our operations in the Middle-East; and iii) amounts earned by ENME from the contract with Al Salam Bank-Bahrain are immaterial to ENME and to Euronet’s consolidated financial statements. Therefore, to the extent that this agreement would be of potential concern to investors, we believe that the Al Salam Bank-Bahrain agreement is immaterial in amount and significance and we would not expect any adverse investor sentiment to be directed at Euronet as a result of such agreement.

* * * * * * * * *

Euronet acknowledges that:

•	Euronet is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Euronet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Jeffrey B. Newman, our Executive Vice President and General Counsel, at (562) 345-2664, if you have any questions regarding this submission.

Very truly yours,

EURONET WORLDWIDE, INC.

/s/ Michael J. Brown

Michael J. Brown

Chairman of the Board and Chief Executive Officer

4